================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          MEDSOURCE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          MEDSOURCE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                  (Names of Filing Persons (Identifying Status
                      as Offeror, Issuer or Other Person))

                                    58505Y103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               RICHARD J. EFFRESS
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                          MEDSOURCE TECHNOLOGIES, INC.
                          110 CHESHIRE LANE, SUITE 100
                              MINNEAPOLIS, MN 55305
                            TELEPHONE: (952) 807-1234
                           TELECOPIER: (952) 807-1235
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                EDWARD R. MANDELL
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000
                           TELECOPIER: (212) 704-6288

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|
================================================================================

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I filed by MedSource Technologies, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on May 8, 2003 and amended on May 19, 2003 (the "Schedule TO"), to report the results of the offer by the Company to its employees and directors to exchange all outstanding options granted under the Company's 1999 Stock Plan (the "Plan") to purchase share of the Company's common stock, par value $0.01 per share, for new options to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange (the "Offer to Exchange"), previously filed as Exhibit (a)(1) to the Schedule TO, and related election form, previously filed as Exhibit (a)(3) to the Schedule TO. This Amendment No. 2 is the final amendment to the Schedule TO. The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO:

Item 4. Terms of the Transaction.

     The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Central Daylight Time, on Friday, June 6, 2003. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 2,246,270 shares of the Company's common stock, representing approximately 93% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of 1,123,135 shares of the Company's common stock to an aggregate of 269 option holders. The Company will promptly send to each option holder whose options have been accepted for exchange a written confirmation, substantially in the form previously filed as Exhibit (a)(6) to the Schedule TO, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the new options that will be granted to such holders.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  June 9, 2003

                                          MEDSOURCE TECHNOLOGIES, INC.


                                          By: /s/ Richard J. Effress
                                              ----------------------------------
                                              Name:  Richard J. Effress
                                              Title: Chief Executive Officer